Exhibit 99.1

Phoenix New Media Announces New Trademark License Agreements with Phoenix TV

BEIJING, China, December 8, 2017 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced that it has, through certain of its affiliated consolidated entities (the “Licensees”), entered into new trademark license agreements (the “New Agreements”) with a subsidiary of its parent company, Phoenix Satellite Television Holdings Limited (“Phoenix TV”), to replace previous trademark license agreements between the parties (the “Previous Agreements”).

Under the New Agreements, Phoenix TV agreed to continue to license to the Licensees certain trademarks containing the double-phoenix logo and the Chinese or English words of “Phoenix New Media” or “ifeng” for an initial term of three years, while the Licensees are not allowed to use the double-phoenix logo on a stand-alone basis. The Licensees are also granted a one-year license to continue to use the current marks of the Company’s two mobile applications which contain the Chinese words of “Phoenix News” and “Phoenix Video” which will be automatically renewed upon its expiration unless Phoenix TV raises any objection.

The annual license fee payable to Phoenix TV by each of the Licensees will be the greater of 2% of the Licensee’s annual revenue or US$100,000, while the annual fee under the Previous Agreements was US$10,000.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Nicole Shan

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com